Exhibit 99.1

QIWI Announces Results of an Extraordinary General Meeting of Shareholders

NICOSIA, CYPRUS – March 12, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), innovative provider of cutting-edge fintech services, today announced that resolution proposed at QIWI’s Extraordinary General Meeting of Shareholders (the “EGM”) held on March 11, 2024, has not been approved.

The total number of Class A shares eligible to vote at the EGM was 10,413,522 with a total of 104,135,220 voting rights; the total number of Class B shares was 52,299,453 with a total of 52,299,453 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the EGM of the Company held on March 11, 2024:

•	To authorize the Board of Directors of the Company to launch a buy-back program and acquire class B ordinary shares of the Company, including the Company’s shares represented by the American Depositary Shares (the ADSs) listed on the Nasdaq Global Select Market and/or on the Moscow Exchange in such manner as the Board of Directors of the Company may from time to time determine, subject to the provisions of the Companies Law, Cap. 113 (as amended)

The final voting results on the item described above were as follows:

Brief description of the matter put to vote	Votes For	Votes Against	Abstained
To authorize the Board to buyback ordinary shares of the Company represented by the ADSs	3,876,798	111,848,953	108,001

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in a changing world. We offer a wide range of products under several directions: payment and financial services for merchants and B2C clients across various digital use-cases and several other investments in rapidly growing fintech businesses in the MENA, SEA, and EU.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global